UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                KERR GROUP, INC.
                            ------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   492376 10 8
                                  -------------
                                 (CUSIP Number)

             Nelson Obus, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0134
                                       and
                               Jesse R. Meer, Esq.
                        Berlack, Israels & Liberman, LLP,
           120 West 45th Street, New York, N.Y. 10036, (212) 704-0100
          ------------------------------------------------------------
                       (NAME, ADDRESS AND TELEPHONE NUMBER
          OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 4, 1996
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                              (Page 1 of 4 Pages)

                                  SCHEDULE 13D

--------------------                              ------------------------------
CUSIP NO.  492376108                              PAGE   2    OF    4     PAGES
--------------------                              ------------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON:           WYNNEFIELD PARTNERS SMALL CAP VALUE, L. P.
  S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON:                 13-3688497
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
                        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OR ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                                          7 SOLE VOTING POWER
      NUMBER OF                                   224,300
       SHARES
     BENEFICIALLY
       OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                                          --------------------------------------
                                          8 SHARED VOTING POWER
                                                  NONE
                                          --------------------------------------
                                          9 SOLE DISPOSITIVE POWER
                                                  224,300
                                          --------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                                  NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          224,300  SHARES

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          5.703%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                        PN
--------------------------------------------------------------------------------

                              (Page 2 of 4 Pages)

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of the common stock, of Kerr Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 500 New Holland Avenue, Lancaster, PA 17602.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"). The principal business of the Partnership is investments, and the address of its principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

     Nelson Obus and Joshua Landes are the general partners of the Partnership, and their principal business address is the same as the Partnership's. The principal occupations of Messrs. Obus and Landes are acting as the general partners and managing investments of the Partnership.

     During the past five years, neither the Partnership, Mr. Obus nor Mr. Landes (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus and Landes are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION.

     224,300 shares of the Issuer were purchased by the Partnership for cash aggregating $958,494 including commissions. The cash was provided from the working capital of the Partnership.

ITEM 4. PURPOSE OF TRANSACTION.

     The Partnership intends to monitor the Issuer's efforts to restructure its existing debt and to carefully evaluate any proposed related recapitalization which would affect shareholder value. The Securities were purchased for investment and to enhance the Partnership's ability to monitor and evaluate the Issuer's restructuring and recapitalization plans.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Partnership owns 224,300 shares of the common stock of the Issuer (the "Securities"). The Securities represent approximately 5.703% of the common stock of the Issuer outstanding as of October 23, 1996, based on the Issuer's most recent quarterly report on Form 10-Q.

     Messrs. Obus and Landes, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Securities held by the Partnership. Messrs. Obus and Landes, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities, or any dividends paid with respect to the Securities held by the Partnership.

     The Partnership purchased the Securities as set forth in the following table:

                              (Page 3 of 4 Pages)

-------------------------------------------------------------------------------
                                       NUMBER OF SHARES               PURCHASE
DATE OF PURCHASE                          PURCHASED                     PRICE
-------------------------------------------------------------------------------
December 18, 1995                           3,200                     28,992.00
-------------------------------------------------------------------------------
December 18, 1995                          10,000                     90,600.00
-------------------------------------------------------------------------------
December 20, 1995                           1,000                      9,045.00
-------------------------------------------------------------------------------
December 21, 1995                             600                      5,580.00
-------------------------------------------------------------------------------
December 26, 1995                          13,000                    128,895.00
-------------------------------------------------------------------------------
January 8, 1996                             1,700                     16,464.50
-------------------------------------------------------------------------------
January 9, 1996                               500                      4,842.50
-------------------------------------------------------------------------------
January 10, 1996                            1,800                     17,433.00
-------------------------------------------------------------------------------
May 13, 1996                                5,000                     24,500.00
-------------------------------------------------------------------------------
May 13, 1996                                7,000                     32,540.00
-------------------------------------------------------------------------------
May 14, 1996                                5,000                     24,000.00
-------------------------------------------------------------------------------
May 29, 1996                                8,000                     39,480.00
-------------------------------------------------------------------------------
June 14, 1996                               8,500                     40,162.50
-------------------------------------------------------------------------------
June 19, 1996                               4,700                     22,207.50
-------------------------------------------------------------------------------
June 27, 1996                              10,000                     40,700.00
-------------------------------------------------------------------------------
July 1, 1996                                2,500                     10,800.00
-------------------------------------------------------------------------------
July 16, 1996                               5,000                     20,350.00
-------------------------------------------------------------------------------
July 16, 1996                               5,000                     20,350.00
-------------------------------------------------------------------------------
July 16, 1996                               5,000                     20,350.00
-------------------------------------------------------------------------------
July 19, 1996                               5,000                     19,725.00
-------------------------------------------------------------------------------
July 29, 1996                               1,300                      4,478.50
-------------------------------------------------------------------------------
August 5, 1996                              5,000                     15,300.00
-------------------------------------------------------------------------------
August 21, 1996                             5,000                     12,000.00
-------------------------------------------------------------------------------
August 21, 1996                             5,000                     12,000.00
-------------------------------------------------------------------------------
August 21, 1996                             5,000                     12,175.00
-------------------------------------------------------------------------------
August 21, 1996                             6,200                     15,079.00
-------------------------------------------------------------------------------
October 30, 1996                           10,000                     33,100.00
-------------------------------------------------------------------------------
October 31, 1996                           14,000                     46,200.00
-------------------------------------------------------------------------------
November 11, 1996                           3,500                     10,237.50
-------------------------------------------------------------------------------
November 12, 1996                           1,000                      2,925.00
-------------------------------------------------------------------------------
November 13, 1996                             900                      2,632.50
-------------------------------------------------------------------------------
November 14, 1996                           7,000                     20,475.00
-------------------------------------------------------------------------------
November 18, 1996                          11,000                     33,550.00
-------------------------------------------------------------------------------
November 25, 1996                          15,000                     38,250.00
-------------------------------------------------------------------------------
December 3, 1996                            1,200                      3,072.00
-------------------------------------------------------------------------------
December 3, 1996                            2,500                      6,637.50
-------------------------------------------------------------------------------
December 4, 1996                           18,200                     47,847.00
-------------------------------------------------------------------------------
December 6, 1996                            4,400                     11,220.00
-------------------------------------------------------------------------------
December 9, 1996                            5,600                     14,280.00
-------------------------------------------------------------------------------
     -----                                 -----                        -----
-------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither the Partnership, Mr. Obus nor Mr. Landes has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   December  13, 1996
-------------------------
         (Date)

                                     WYNNEFIELD PARTNERS SMALL
                                      CAP VALUE, L.P.

                                     By:   /s/  NELSON OBUS
                                         ----------------------------------
                                          (Signature)

                                             Nelson Obus    General Partner
                                         ----------------------------------
                                            (Name/Title)

                               (Page 4 of 4 Pages)